IM Cannabis Closes Acquisition of MYM Nutraceuticals

TORONTO, CANADA, and GLIL YAM, ISRAEL - July 9, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (NASDAQ: IMCC, CSE: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sectors with operations in Israel, Germany and Canada, and MYM Nutraceuticals Inc. ("MYM"), a Canadian cultivator, processor, and distributor of premium cannabis,  are pleased to announce, further to IMC's press release on July 6, 2021, the closing of IMC's acquisition of MYM Nutraceuticals Inc. ("MYM") (CSE:MYM), previously announced on April 1, 2021 (the "Transaction"). The Transaction was completed pursuant to a plan of arrangement under the Business Corporations Act (British Columbia).

"We are extremely pleased to have closed the acquisition of MYM.  Strategically, this Transaction is consistent with IMC's focus on premium and super premium segments of the cannabis market for consumers and patients in all markets.  With coast-to-coast distribution, including a strong leadership position in Eastern Canada, Highland Grow will further enhance our distribution capabilities, fast-track our entrance into new markets and results in additional opportunities to export premium cannabis products to Israel and Germany," said Oren Shuster, CEO of IMC.

The Transaction was implemented pursuant to the terms and conditions of an arrangement agreement dated March 31, 2021 between IMC, MYM and Trichome Financial Corp. ("Trichome"), which resulted in the acquisition by IMC of all of the issued and outstanding shares of MYM (the "MYM Shares") in exchange for consideration of 0.022 of a common share for each share of IMC (each full share, an "IMC Share") for each MYM Share.

In connection with the Transaction, a total of 10,073,436 IMC Shares have been issued to the former holders of MYM Shares, resulting in former MYM shareholders holding approximately 15% of the total number of issued and outstanding IMC Shares (based on 67,156,470 IMC Shares issued and outstanding immediately after closing).

To obtain their IMC Shares, former registered shareholders of MYM must complete the letter of transmittal mailed to them and submit it to Computershare Investor Services and otherwise follow the instructions contained in such letter of transmittal. Further details can be found in the management information circular of MYM dated June 3, 2021 in connection with the special meeting of holders of MYM shares held on July 5, 2021 to approve the Transaction. A copy of the circular is available on MYM's SEDAR profile at www.sedar.com.

It is expected that the MYM shares will be delisted from the Canadian Securities Exchange (the "CSE") on or about July 9, 2021. MYM will also apply to cease to be a reporting issuer in the jurisdictions in which it is currently a reporting issuer.

MYM's directors and officers and Biome Grow Inc., which collectively held approximately 43% of the MYM Shares, have each entered into lock-up agreements restricting the resale of the IMC Shares acquired by such individuals upon closing of the Transaction to a staggered 1/6 release per month of such shares for a period of 6 months (the "Lock-Up Agreements").

Following the completion of the Transaction, IMC, indirectly through its wholly-owned subsidiary Trichome Financial Corp., has beneficial ownership and control over 100% of the issued and outstanding MYM shares. Prior to the Transaction, IMC did not directly or indirectly hold MYM shares.  A copy of the applicable early warning report concerning the acquisition of MYM shares will be filed under MYM's profile at www.sedar.com.

Desjardins Capital Markets and Torys LLP acted as financial advisor and legal counsel, respectively, to IMC. Dentons Canada LLP acted as legal counsel to Desjardins Capital Markets. Hyperion Capital Inc. and Borden Ladner Gervais LLP acted as financial advisor and legal counsel, respectively, to MYM. Blake, Cassels & Graydon LLP acted as legal counsel to Hyperion Capital Inc.

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU GMP-certified medical cannabis processor and distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. ("TJAC"), Highland Grow and SublimeCulture. TJAC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the WAGNERS brand. TJAC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. Highland Grow, is a renowned brand in the Canadian super-premium cannabis space and is sold in most provinces throughout Canada.

About MYM Nutraceuticals Inc.

MYM is a Canadian cultivator, processor, and distributor of premium cannabis via its two wholly owned subsidiaries - SublimeCulture Inc., in Laval, QC and Highland Grow Inc., in Antigonish, NS.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements about the Lock-Up Agreements, the delisting of the MYM Shares and MYM's reporting issuer status, and the operation and development of IMC's business.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; and the failure to meet NASDAQ''s continued listing requirements. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

For more information:

Oren Shuster

CEO, IM Cannabis

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com